SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For: January 12, 2007	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 12, 2007

ENCANA CORPORATION (Registrant)
By:	/s/ Kerry D. Dyte
	Name:	Kerry D. Dyte
	Title:	Corporate Secretary

Form 6-K Exhibit Index
Exhibit No.
99.1	News release dated January 12, 2007 referenced as:

“EnCana sells all of its interest in Chad”

EnCana sells all of its interests in Chad
CALGARY, Alberta (January 12, 2007) — EnCana (Chad) Holdings Ltd., an indirect wholly-owned subsidiary of EnCana Corporation (TSX, NYSE: ECA), has closed an agreement to sell all of its interests in its exploration assets in Chad to CNPC International (Chad) Ltd., an indirect wholly-owned subsidiary of the China National Petroleum Corporation (CNPC) for approximately US$202.5 million, before closing adjustments. Pursuant to the agreement, CNPC purchased all of the shares of EnCana International (Chad) Ltd., which holds a 50 percent working interest in a Convention and Permit H which covers seven sedimentary basins. The effective date of this transaction is October 1, 2006.
Background
EnCana has operated an exploration program in Chad since 2002. In the past five years, the company has drilled 11 exploration wells and has had encouraging results. Divesting of this asset is part of the company’s ongoing program to manage and optimize its portfolio of assets and to focus on core North American resource plays.
EnCana has now completed its withdrawal from exploration activities in Africa and continues with limited exploration work in select international locations.
BNP Paribas acted as the exclusive financial advisor with respect to the sale of EnCana’s interests in Chad.
EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA. For more information, go to www.encana.com.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Sheila McIntosh	Alan Boras
Executive Vice-President, Corporate Communications	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne	Almas Kassam
Manager, Investor Relations	Analyst, Media Relations
(403) 645-4737	(403) 645-4716
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

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